UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Enlight Announces Entry into a Partnership with Institutional Investors in a Cluster of Projects Comprising 5% of its Israeli Portfolio
Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) announces the signing of an agreement (the “Sale Agreement”) to sell 44% of a partnership (the “Partnership”) which holds the Sunlight cluster (the “Cluster”) of Israeli renewable energy projects to Harel Insurance Investments & Financial Services Ltd. and Amitim Senior Pension Funds (the “Investors”), who will acquire a 25% and 19% stake respectively.

The Investors will purchase 44% of the Partnership for a total investment of $50 million1 in cash, of which $45 million will be paid upfront, and $5 million will be deferred consideration to be paid by the Investors upon fulfillment of certain conditions set forth in the Sale Agreement. Upon completion of the transaction, which is expected to occur during the first quarter of 2025, the Company will cease to consolidate the financial results of the Partnership in its financial statements and will accordingly recognize a profit of $94 million based on a valuation of $114 million for the entire Cluster of projects included in the Partnership.

The Sunlight Cluster consists of operational and pre-construction projects totaling 69 MW of solar generation and 448 MWh of energy storage capacity, and accounts for 5% of the capacity of Enlight’s total portfolio in Israel and 1% of the capacity of Enlight's total global portfolio.2 The Investors will acquire 44% of the Limited Partner rights in the Partnership and assume a proportionate amount of related shareholder loans. A wholly-owned subsidiary of the Company will act as the General Partner in the Partnership. Completion of the transaction is contingent upon obtaining approval of the Israeli Competition Authority.

The net equity value of the Sunlight Cluster (assets less bank debt) was $20 million as of the third quarter of 2024. Upon completion of the transaction, the Company will accordingly recognize a profit of $94 million. Projects currently operating within the Cluster are expected to generate revenues of $5 million and EBITDA of $4 million in 2024, and the Cluster is expected to generate revenues of $19 million and EBITDA of $16 million in the first year of full operation of all its projects (including those currently in the pre-construction stage).

Upon completion of the Sale Agreement, the parties will enter into a number of additional commercial arrangements:

1. The parties commit to future investments in projects under construction.

2. The Company will have the exclusive right to purchase all the electricity produced by the Cluster under a 20-year availability agreement whose commercial terms were set between the parties.

3. The Company's commitment to the duration and minimal level of holdings in the Limited Partnership.

4. The right of the Investors to mandate the sale of 50% of the Company’s holdings in the General Partner to a third party and terminate the management agreements with the Company.

There can be no assurance that the completion of the Sale Agreement will occur, or, if it does occur, of its terms or timing.

1 Amounts in U.S. dollars are calculated based on a U.S. dollar to Israeli Shekel conversion rate of 1 to 3.71, as reported in the Company’s financial statements for the period ending September 30, 2024, except for the financial results for projects in 2024, which are based on average exchange rates for the entire year.
2 Enlight’s global projects consist of 19.2 GW of generation and 31.8 GWh of energy storage capacity, located in Israel, Europe, and the United States, and allocated into Mature, Advanced Development, and Development portfolios.

The information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Non-IFRS Financial Measures

This filing presents EBITDA, which is a non-IFRS financial measure. A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying table found at the end of this release. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.
Cautionary Note Regarding Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this filing other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Sale Agreement, the Partnership, the Cluster, operating projections, including revenue and EBITDA expectations, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this filing. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.
Date: January 28, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel